UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment to Form 6-K)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K/A amends the Form 6-K filed on October 21, 2024. This amendment is being filed solely to correct typographical errors in the original filing. Other than the corrections noted herein, the contents of the previously filed Form 6-K remain unchanged. The Share Purchase Agreement will be completed on January 2, 2025 instead of January 2, 2024. The full text as amended is reproduced below.

On October 21, 2024, as approved by the Board of Directors (the “Board”) of YY Group Holding Limited (the “Company”), the Company, through its wholly owned subsidiary Mediaplus Limited, a company incorporated in the British Virgin Islands, entered into a share purchase agreement (the “Share Purchase Agreement”) with the individuals as set out in Schedule 1 of the Share Purchase Agreement (the “Vendors”) to acquire 5,400 ordinary shares in Mediaplus Venture Group Pte. Ltd. (the “Target”) from the Vendors for a total purchase consideration in both cash and class A ordinary shares of the Company to be allotted and issued to the Vendors. The Vendors are not related parties to the Company, and the Share Purchase Agreement was negotiated at arm’s length. The Share Purchase Agreement will be completed on January 2, 2025, subject to the closing conditions set out in the Share Purchase Agreement.

For more details of the transaction, please refer to the Share Purchase Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: October 22, 2024	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

3